March 17, 2023

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Office of Industrial Applications and Services

Re:	Mangoceuticals, Inc.
Registration Statement on Form S-1
File No. 333-269240

Attention:	Mr. Jimmy McNamara
Mr. Joe McCann

Acceleration Request

Request Date: Monday, March 20, 2023

Request Time: 5:30 p.m. Eastern Time (or as soon thereafter as practicable)

Mr. McNamara:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Mangoceuticals, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-captioned Registration Statement (the “Registration Statement”) to become effective on Monday, March 20, 2023, at 5:30 p.m., Eastern Time, or as soon thereafter as practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission.

The Registrant hereby authorizes David M. Loev and/or John S. Gillies of The Loev Law Firm, PC, to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, please orally confirm that event with David M. Loev of The Loev Law Firm, PC, corporate counsel to the Registrant, at (832) 930-6432.

Sincerely,

/s/ Jacob Cohen
Jacob Cohen
Chief Executive Officer